UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aspreva Pharmaceuticals Corporation
(Name of Issuer)
Common Shares, no par value, and associated share purchase rights
(Title of Class of Securities)
04538T 10 9
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04538T 10 9	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Noel F. Hall

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, British Columbia, Canada

	5	SOLE VOTING POWER:

NUMBER OF		52,301

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,177,275[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		52,301

WITH:	8	SHARED DISPOSITIVE POWER:

		2,177,275[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,229,576[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.5%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04538T 10 9	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Sandra MacPherson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, British Columbia, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,177,275[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,177,275[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,177,275[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.4%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04538T 10 9	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Hall MacPherson Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, British Columbia, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		128,400

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		128,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	128,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1.
(a)	Name of Issuer

Aspreva Pharmaceuticals Corporation

(b)	Address of Issuer’s Principal Executive Offices

1203-4464 Markham Street, Victoria, British Columbia, Canada V8Z 7X8
Item 2.
(a)	Name of Person Filing

Noel F. Hall

Sandra MacPherson

Hall MacPherson Family Trust

(b)	Address of Principal Business Office or, if none, Residence

c/o Aspreva Pharmaceuticals Corporation 1203-4464 Markham Street, Victoria, British Columbia, Canada V8Z 7X8

(c)	Citizenship

Noel F. Hall Victoria, British Columbia, Canada

Sandra MacPherson Victoria, British Columbia, Canada

Hall MacPherson Family Trust British Columbia, Canada

(d)	Title of Class of Securities

Common Shares, no par value, and associated share purchase rights

(e)	CUSIP Number

04538T 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Page 5 of 8 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
	Noel F. Hall	2,229,576[1]
	Sandra MacPherson	2,177,275[1]
	Hall MacPherson Family Trust	128,400

(b)	Percent of Class:

	Noel F. Hall	6.50%[1]
	Sandra MacPherson	6.40%[1]
	Hall MacPherson Family Trust	0.04%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	Noel F. Hall	52,301
	Sandra MacPherson	0
	Hall MacPherson Family Trust	0

	(ii) Shared power to vote or to direct the vote:

	Noel F. Hall	2,177,275[1]
	Sandra MacPherson	2,177,275[1]
	Hall MacPherson Family Trust	128,400

	(iii) Sole power to dispose or to direct the disposition of:

	Noel F. Hall	52,301
	Sandra MacPherson	0
	Hall MacPherson Family Trust	0

	(iv) Shared power to dispose or to direct the disposition of:

	Noel F. Hall	2,177,275[1]
	Sandra MacPherson	2,177,275[1]
	Hall MacPherson Family Trust	128,400

[1]	By virtue of their status as trustees of the Hall MacPherson Family Trust (the “Trust”), each of Noel F. Hall and Sandra MacPherson may be deemed to have shares beneficial ownership of the 128,400 shares held by the Trust.
Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.
Page 7 of 8 pages

[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Noel F. Hall
Noel F. Hall

/s/ Sandra MacPherson
Sandra MacPherson

Hall MacPherson Family Trust
By:	Noel F. Hall and Sandra MacPherson, Co-Trustees of the Hall MacPherson Family Trust

By:	/s/ Noel F. Hall
Noel F. Hall, Trustee

By:	/s/ Sandra MacPherson
Sandra MacPherson, Trustee

Page 8 of 8 pages